UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Oportun Financial Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68376D104

(CUSIP Number)

FINDELL CAPITAL MANAGEMENT LLC

88 Pine Street, Suite 2240

New York, New York 10005

ATTN: Ryan Voerg

(646) 907-5217

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,021,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,021,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,021,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,944,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,944,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,944,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,944,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,944,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,944,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

BRIAN A. FINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,944,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,944,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,944,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

SUSAN EHRLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

SCOTT PARKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

DAVID TOMLINSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		128,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

128,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68376D104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, each of Susan Ehrlich, Scott Parker and David Tomlinson are no longer members of the Schedule 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

FCM invested a total of $10,771,133, including brokerage commissions, to purchase 2,944,600 Shares. The source of funds was FCM’s capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Mr. Tomlinson invested a total of $348,200, including brokerage commissions, to purchase 128,000 Shares. Such Shares were purchased with personal funds, which purchases were effected through a margin account maintained with his broker, Charles Schwab, which extends margin credit as and when required to open or carry positions in such account, subject to applicable federal margin regulations, stock exchange rules and Charles Schwab’s credit policies. Since other securities are held in such margin account in addition to the Shares, it may not be possible to determine the amounts, if any, of margin attributable to the Shares. Nevertheless, to the best of Mr. Tomlinson’s knowledge, no Shares he holds were acquired on margin. Mr. Tomlinson is in the process of transferring all Shares that he owns into a non-marginable cash account.

Mr. Parker invested a total of $50,450, including brokerage commissions, to purchase 20,000 Shares. Such Shares were purchased with Mr. Parker’s personal funds.

Ms. Ehrlich invested a total of $15,210, including brokerage commissions, to purchase 4,500 Shares. Such Shares were purchased with Ms. Ehrlich’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 19, 2024, FCM and certain of its affiliates (collectively, “Findell”) entered into a letter agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer agreed to appoint Scott Parker as a Class III director with a term expiring at the Issuer’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”) and to appoint Richard Tambor as an observer of the Board. The Issuer has also agreed to include Mr. Tambor on its director slate for election as a Class II director at the 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) with a term expiring at the Issuer’s 2027 Annual Meeting of Stockholders. While an observer of the Board, Mr. Tambor will be entitled to attend meetings of the Board and reasonably participate but will not vote at such meetings.

9

CUSIP No. 68376D104

The Cooperation Agreement further provides that (i) the Board will appoint Mr. Parker to the Audit and Risk Committee and the Compensation and Leadership Committee of the Board and (ii) upon Mr. Tambor’s election to the Board at the 2024 Annual Meeting, the Board will appoint Mr. Tambor to the Credit Risk and Finance Committee and the Nominating, Governance and Social Responsibility Committee of the Board. Prior to the 2024 Annual Meeting, Mr. Tambor will serve as an observer on the Credit Risk and Finance Committee and the Nominating, Governance and Social Responsibility Committee of the Board. Under the Cooperation Agreement, subject to certain conditions, Findell is entitled to director replacement rights in the event either Mr. Parker or Mr. Tambor cease to serve as a director.

Findell has irrevocably withdrawn its nomination notice for the 2024 Annual Meeting and has agreed to abide by certain customary standstill restrictions and voting commitments, to the extent they remain in effect during the Restricted Period. The Restricted Period is defined in the Cooperation Agreement as the period from the date of the Cooperation Agreement until 11:59 p.m., Pacific time, on the Deadline, which is the day that is 15 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2025 Annual Meeting.

Findell and the Issuer also agreed to mutual non-disparagement and litigation restrictions.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (c) are hereby amended and restated to read as follows:

(a)	As of the date hereof, Findell beneficially owned 2,944,600 Shares in the aggregate, representing approximately 8.5% of the outstanding Shares, including (i) 2,021,000 Shares held directly by FCP, representing approximately 5.9% of the outstanding Shares, and (ii) 923,600 Shares held in certain separately managed accounts. As of the date hereof, Mr. Tomlinson beneficially owned 128,000 Shares, representing less than 1% of the outstanding Shares, Mr. Parker beneficially owned 20,000 Shares, representing less than 1% of the outstanding Shares, and Ms. Ehrlich beneficially owned 4,500 Shares, representing less than 1% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 34,557,486 Shares outstanding, as of March 13, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2024.
(b)	Each of FCP, FCM, FMGP and Mr. Finn has shared voting power and shared investment power with respect to the Shares beneficially owned by them. Mr. Tomlinson has sole voting power and sole investment power with respect to the Shares beneficially owned by him. Mr. Parker has sole voting power and sole investment power with respect to the Shares beneficially owned by him. Ms. Ehrlich has sole voting power and sole investment power with respect to the Shares beneficially owned by her.
(c)	Since the filing of Amendment No. 3 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

10

CUSIP No. 68376D104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 19, 2024, Findell and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Mr. Tomlinson’s American-style put options referencing an aggregate of 1,000 Shares, which had an exercise price of $2.50, were exercised on April 19, 2024, as further described on Schedule A hereto.

Mr. Tomlinson has purchased American-style put options referencing an aggregate of 100 Shares, which have an exercise price of $2.50 and which expire on May 17, 2024, as further described on Schedule A hereto.

On April 23, 2024, FCP, FMGP, FCM and Brian A. Finn entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated April 19, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 22, 2024).
99.2	Joint Filing Agreement, by and among Findell Capital Partners, LP, Findell Capital Management LLC, Finn Management GP LLC, and Brian A. Finn, dated April 23, 2024.

11

CUSIP No. 68376D104

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2024

Findell Capital Partners, LP

By:	Finn Management GP LLC General Partner

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Finn Management GP LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Findell Capital Management LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Member

/s/ Brian A. Finn
Brian A. Finn

12

CUSIP No. 68376D104

SCHEDULE A

Transactions in Shares of the Issuer since the Filing of Amendment No. 3 to the Schedule 13D
(all purchases and sales effected on the NASDAQ except as indicated below)

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Findell Capital Management LLC

Purchase of Common Stock	20,000	$2.6067[1]	03/20/2024
Purchase of Common Stock	20,000	$2.6454[2]	03/21/2024
Purchase of Common Stock	10,000	$2.6155[3]	03/22/2024
Purchase of Common Stock	20,000	$2.5274[4]	03/25/2024
Purchase of Common Stock	225,000	$3.0513[5]	04/23/2024

Scott Parker

Purchase of Common Stock	10,000	$2.5499	03/25/2024
Purchase of Common Stock	10,000	$2.4951	03/26/2024

David Tomlinson

Purchase of Common Stock	14,000	$2.5975[6]	03/20/2024
Purchase of Common Stock	10,000	$2.6600[7]	03/21/2024
Purchase of Common Stock	1,000	$2.6000	03/22/2024
Exercise of April 19, 2024 Put Option ($2.50 Strike Price)	(1,000)	$2.500	04/19/2024
Purchase of May 17, 2024 Put Option ($2.50 Strike Price)	100	$0.1566	04/23/2024

Susan Ehrlich

Purchase of Common Stock	4,500	$3.3800[8]	04/23/2024

CUSIP No. 68376D104

1 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.5650 to $2.6600 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.5800 to $2.7750 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.6150 to $2.6200 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.5000 to $2.5600 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.6300 to $3.4725 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.5700 to $2.6200 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $2.6200 to $2.7200 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 7.

8 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.3300 to $3.4000 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 8.